Exhibit 99.17

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

November 16, 2010.

3.	Press Release

The Press Release dated November 16, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced an increase in the mineral reserve and mineral resource estimate for its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

5.	Full Description of Material Change

See schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

November 16, 2010.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

November 16, 2010	TSX-V: TMM

NEWS RELEASE

San Francisco Mine Gold Reserves Increased by 28%

Vancouver, British Columbia. Timmins Gold is pleased to announce an increase in the Mineral Reserve and Mineral Resource estimate for its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico. Proven and Probable Reserves were increased from 611,000 ounces to 780,000 ounces, an increase of 28%. The increased reserve and resource estimate follows upon the commencement of commercial production in April, 2010.

The Mineral Reserve completed by the independent qualified person, Mr. Mani Verma, M.Eng., P.Eng., of Micon International Ltd, (Micon), of Toronto, Ontario, was prepared using CIM definitions for Mineral Reserves as required by National Instrument 43-101. An updated technical report will be filed on SEDAR shortly. The Mineral Reserve is found in Table 1 below.

Table 1- Mineral Reserve within the San Francisco Pit with Topography at August 31, 2010.

Ore Type	Metric Tonnes (1,000)	Gold g/t	Contained Gold
			Ounces
Proven	17,194	0.756	418,000
Probable	17,738	0.635	362,000
Total	34,932	0.695	780,000

The Mineral Reserves are based on a gold price of US$900 per ounce. The reserve includes a dilution factor of 12% according to the type of mineralization and size of the blocks modeled. An internal cutoff grade of 0.16 g/t gold was used. Weighted average gold recovery is estimated at 70%.

Measured and Indicated Resources for the San Francisco mine have increased to 984,000 ounces of gold and the Inferred Resource has increased to 208,000 ounces of gold. This represents an increase of 10% to the combined Measured and Indicated resource estimate published in April, 2010. The updated resource estimate is found in table 2 below:

Table 2 – Mineral Resource Estimate with Drill Data as of the end of May, 2010 (Inclusive of Mineral Reserve).

Resource Category	Metric Tonnes	Gold g/t	Contained Gold
	(1000)		Ounces
Measured	19,089	0.797	489,000
Indicated	23,442	0.658	495,000
Total Measured and Indicated	42,531	0.720	984,000
Inferred	10,308	0.628	208,000

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Estimate was completed by Mr. William Lewis, B.Sc., P.Geo. and Ing. Alan San Martin, MAusIMM of Micon, and was prepared using CIM definitions for Mineral Resources as required by National Instrument 43-101. The mineral resource estimate was based on a gold price of US$1,100 per ounce and a 0.131 g/t gold cutoff grade.

The increase was obtained from a limited step-out drill program of 534 holes of core and reverse circulation drilling totaling 51,174 meters completed between January and May of 2010.

The drilling was concentrated in three areas: 1) northwest of the main orebody, 2) southeast of the orebody, and 3) along the southwest flank of the current pit. The Proven and Probable Reserve increases are located contiguous to the northwest, the southeast and the southwest of the currently defined pit limits.

The increased reserve and resource follows upon the commencement of commercial production in early April, 2010. The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within the zones form the basis of management’s expectation that planned additional drilling could lead to a significant increase in the resource available to be mined at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The previous Proven and Probable Reserves were 611,000 ounces gold (22.6 Mt grading 0.84 g/t Au), as reported in the March, 2008 Preliminary Feasibility Study prepared by Micon.

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company. Pursuant to National Instrument 43-101, Mr. William Lewis, B.Sc., P.Geo. and Mr. Mani Verma, M.Eng., P.Eng., both of Micon International Ltd, (Micon), of Toronto, Ontario are the independent Qualified Persons responsible for the Mineral Reserve and Mineral Resource Estimate. Each of Mr. Lewis, Mr. Verma, Mr. Dick and Mr. Soto have read and approved the contents of this news release.